

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

September 29, 2015

Via E-mail
William L. Harvey
Executive Vice President and Chief Financial Officer
Interval Leisure Group, Inc.
6262 Sunset Drive
Miami, FL 33143

**Re: Interval Leisure Group, Inc.
          Form 10-K for the Fiscal Year Ended December 31, 2014
          Filed February 27, 2015
          File No. 1-34062**

Dear Mr. Harvey:

We refer you to our comment letter dated September 2, 2015 regarding business contacts with Syria and Sudan. We have completed our review of this subject matter. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Cecilia Blye

Cecilia Blye, Chief
Office of Global Security Risk

cc: Michele Keusch
        Assistant General Counsel

        Sonia Barros
        Assistant Director
        Division of Corporation Finance